GANNETT

USA TODAY NETWORK

Driving shareholder value as an innovative, digitally focused media and marketing solutions company

Investor Presentation April 2019

Disclaimers

Forward-Looking Statements

This presentation may include certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. Forward-looking statements include all statements that are not historical facts. The words “believe,” “expect,” “estimate,” “could,” “should,” “intend,” “may,” “plan,” “seek,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Whether or not any such forward-looking statements are in fact achieved will depend on future events, some of which are beyond our control. The matters discussed in these forward-looking statements are subject to a number of risks, trends, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. These factors include, among other things:

- our ability to achieve our strategic transformation;
- potential disruption due to the reorganization of our sales force;
- an accelerated decline in general print readership and/or advertiser patterns as a result of changing consumer preferences, competitive alternative media or other factors;
- an inability to adapt to technological changes or grow our digital businesses;
- risks associated with the operation of an increasingly digital business, such as rapid technological changes, challenges associated with frequent new delivery platforms, declines in web traffic levels, technical failures and proliferation of ad blocking technologies;
- competitive pressures in the markets in which we operate;
- macroeconomic trends and conditions;
- increases in newsprint costs over the levels anticipated or declines in newsprint supply;
- risks and uncertainties associated with our ReachLocal segment, including its significant reliance on Google for media purchases, its international operations and its ability to develop and gain market acceptance for new products or services;
- our ability to protect our intellectual property or defend successfully against infringement claims;
- our ability to attract and retain talent;
- labor relations, including, but not limited to, labor disputes, which may cause business interruptions, revenue declines or increased labor costs;
- potential disruption or interruption of our IT systems due to accidents, extraordinary weather events, civil unrest, political events, terrorism or cyber security attacks;
- risks and uncertainties related to strategic acquisitions or investments, including distraction of management attention, incurrence of additional debt, integration challenges and failure to realize expected benefits or synergies or to operate businesses effectively following acquisitions;
- risks and uncertainties related to MNG Enterprises, Inc.’s unsolicited proposal to acquire the company and related nomination of six candidates for election to the company’s board of directors, which could, among other matters, cause us to incur significant expense and impact the trading value of our securities;
- variability in the exchange rate relative to the U.S. dollar of currencies in foreign jurisdictions in which we operate;
- risks associated with our underfunded pension plans;
- adverse outcomes in litigation or proceedings with governmental authorities or administrative agencies, or changes in the regulatory environment, any of which could encumber or impede our efforts to improve operating results or the value of assets;
- volatility in financial and credit markets, which could affect the value of retirement plan assets and our ability to raise funds through debt or equity issuances and otherwise affect our ability to access the credit and capital markets at the times and in the amounts needed and on acceptable terms;
- risks to our liquidity related to the redemption, conversion and similar features of our convertible notes; and
- other uncertainties relating to general economic, political, business, industry, regulatory and market conditions.

A further description of these and other important risks, trends, uncertainties and other factors is provided in the company’s filings with the U.S. Securities and Exchange Commission, including the company’s annual report on Form 10-K for fiscal year 2018. Any forward-looking statements should be evaluated in light of these important risk factors. The company is not responsible for updating or revising any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

This presentation includes “non-GAAP financial measures” as that term is defined by the Security and Exchange Commission’s Regulation G. Further discussion regarding our use of non-GAAP financial measures, as well as the most directly comparable GAAP financial measures and information reconciling these non-GAAP financial measures to our financial results prepared in accordance with GAAP, are included at the end of this presentation.

Executive Summary (1/2)

WE ARE GANNETT	• Gannett Co., Inc. ("Gannett") is an innovative, digitally focused media and marketing solutions company committed to creating shareholder value while strengthening communities across our network • We operate media networks in the U.S. that reach 126MM unique visitors[1] and in the U.K. that reach 25MM unique visitors[2]
WE ARE TRANSFORMING	• We are transitioning from a print-based to a diversified, digitally led product and revenue model • We are investing organically and inorganically in various initiatives to drive long-term value, including: – Creation of the USA TODAY NETWORK, our U.S. media brand – Acquisitions of ReachLocal, SweetIQ and WordStream to expand our digital marketing solutions – Optimization of the cost base of our legacy print business to preserve margins and cash flow while enabling reinvestment in our digital business
OUR STRATEGY IS WORKING	• We are making substantial progress despite industry-wide challenges – As of 2018 year-end, we generated 36% of total revenue and 47% of advertising revenue from digital – We have 500,000+ paid digital-only subscribers – Since becoming a stand-alone company in mid-2015, Gannett has delivered a higher and more stable total shareholder return than the majority of the company's broader peer set[3]

1. Source: comScore. Monthly average figure for 2018
2. Source: Adobe Analytics. Monthly average figure for 2018
3. Peers include The New York Times Company, New Media Investment Group Inc., Tribune Publishing Company, News Corporation, McClatchy and Lee Enterprises, Incorporated

Executive Summary (2/2)

MNG IS ATTEMPTING TO CONTROL GANNETT FOR ITS OWN BENEFIT

- On January 14, 2019, MNG Enterprises, Inc. (“MNG”), a direct competitor of Gannett controlled by Alden Global Capital LLC (“Alden”), a hedge fund with a recent history of destroying value at portfolio companies, submitted an incomplete, unfinanced proposal to acquire Gannett
- Gannett immediately, and repeatedly, sought to engage with MNG to assess the viability of the proposal, but was repeatedly rebuffed
- Gannett’s board rigorously evaluated and unanimously rejected the proposal on the grounds that it undervalues Gannett and is not credible
- MNG still has made no attempt to substantively address any of your board’s concerns regarding its unsolicited proposal
- The recent letter procured by MNG from a distressed debt fund of Oaktree Capital Management (“Oaktree”) does not alter Gannett’s assessment that MNG cannot finance its proposal
  - Oaktree’s letter did not indicate any confidence in its own ability to arrange committed financing or otherwise suggest it would even play a role in any such financing, as would be customary in a letter of this kind

- Now, MNG has nominated 6 director candidates who are affiliated with MNG and/or Alden for election to Gannett’s board in an apparent effort to take control of Gannett
- MNG has signaled conflicting plans if its nominees are elected – will it seek to buy Gannett, sell MNG to Gannett or slash costs for temporary profit?
- MNG’s nominees are highly conflicted, have poor track records and appear to have been chosen by MNG and Alden to serve their interests, not the interests of all Gannett shareholders

Your board strongly urges all Gannett shareholders to support our transformative plan to deliver value

Please vote **“FOR ALL”** of Gannett’s independent director nominees on the **WHITE** proxy card

Overview of Business Transformation & Strategic Priorities

Gannett Overview

2018A FINANCIAL SUMMARY

$2.9BN	$1.1BN	$322MM	$1.1BN
REVENUE	DIGITAL REVENUE 16% CAGR SINCE 2016	ADJUSTED EBITDA[1]	MARKET CAPITALIZATION[2]

GANNETT

BUSINESSES

$1.7BN
of 2018A Advertising and Marketing Services Revenue

$781MM
in 2018A Digital Advertising & Marketing Services Revenues[3]

High-Quality Trusted
Audience at Scale

CONSUMERS

$1.1BN
of 2018A Circulation Revenue (75% Subscription)

126MM
Monthly Unique Visitors[4]

500K+
Paid Digital-Only Subscribers

Award-Winning
Trusted Journalism

SCALED NETWORKS

USA TODAY NETWORK — NEWSQUEST Media G

PREMIUM LOCAL NEWS BRANDS

azcentral. — The Herald — Detroit Free Press — Evening Times

PREMIUM NATIONAL BRANDS

USA TODAY — FTW!

ROBUST DIGITAL MARKETING SOLUTIONS

REACHLOCAL — WordStream — sweet IQ

1. Non-GAAP measure. See Appendix for reconciliation to amounts reported under GAAP
2. As of 04/18/19
3. Includes ReachLocal and corporate eliminations
4. Source: comScore (represents 2018 monthly average in the U.S.)

Gannett Has Taken Actions to Drive Shareholder Value

- Strategically positioned the company to thrive in a digital future
- Invested in innovative technologies to bring content to our audiences and products to local and national businesses
- Grew digital audience and engagement, with a record high 133MM unique visitors in November 2018[1]
- Carefully managed our cost base to maintain profitability despite industry challenges
- Maintained our commitment to the highest journalistic standards
- Returned $324MM[2] to shareholders while continuing to invest in our business

1. Source: comScore
2. Includes all share repurchases and dividends since July 2015

Gannett Has Not...

- Remained complacent about the changing nature of our industry
- Lost sight of our mission or commitment to serving local communities
- Overinvested in or overpaid for digital or local market acquisitions or technologies
- Increased equity risk by adding unsustainable levels of debt to our capital structure
- Changed our consistent approach to capital management
- Relied upon real estate sales to finance operations

Gannett's Strategy to Create Value

Returned $324MM to shareholders, exceeding peer median total shareholder return[1]

	WHERE WE WERE 2016A	WHERE WE ARE 2018A	WHERE WE ARE GOING 2023E
% DIGITAL REVENUE	26%	36%	>60%
DIGITAL REVENUE	$779MM	$1.1BN	>$1.5BN

WHERE WE WERE — 2016A

Separation in June 2015 of Gannett from TEGNA[2]

- USA TODAY and **92 Local Markets**
- 2-year contract with G/O Digital for digital marketing solutions through June 2017
- Acquisition strategy focused on local markets

WHERE WE ARE — 2018A

Created the USA TODAY NETWORK and executing digital transformation

- Expanded to **109 local markets** integrated with our national premium brand
- Grew digital marketing solutions capabilities with acquisitions of ReachLocal, SweetIQ and WordStream
- Launched LOCALiQ, our data-driven marketing solutions brand
- **> 500,000 paid digital-only subscribers**
- Finished 2018 as #1 in mobile web unique visitors in News and Information category[3]

WHERE WE ARE GOING — 2023E

Committed to refining our strategy and evolving transformation

- Build new products to help businesses market through the USA TODAY NETWORK and/or ReachLocal platforms
- Develop innovative products to expand our paid digital-only subscription portfolio and revenue
- **Grow paid digital-only subscribers to >1.5MM**
- Rationalize costs to allow us to continue to reinvest in our digital business
- Acquire businesses and technologies that accelerate key pillars of our strategy

1. Includes all share repurchases and dividends since July 2015
2. Upon separation, TEGNA included broadcasting and digital businesses and Gannett included publishing businesses and their related digital assets
3. Source: comScore

The Future of Gannett: Our Strategy for Value Creation

OUR DIFFERENTIATORS

Deep experience and scale in local and national markets

Longstanding trust with consumers and advertisers

High quality journalism

OUR BUSINESS

Business-to-Business (B2B)

Marketing solutions partner to national, regional and local businesses

Business-to-Consumer (B2C)

Producer of engaging content with a focus on news and information

OUR STRATEGY

1. Leverage nationwide scale and local presence to expand and deepen our relationships with consumers and businesses
2. Accelerate growth of our digital revenue through innovative consumer experiences and new marketing solutions for businesses
3. Maximize the value of our legacy print business and rationalize our cost base
4. Pursue accretive growth through disciplined, selective acquisitions that provide synergies

Business-to-Business: Marketing Solutions Partner

Delivering customers to national, regional and local businesses nationwide

ADVERTISING & DIGITAL MARKETING SOLUTIONS REVENUE



10%
15%
70%
5%
29%
16%
51%
4%
2016A
2018A
Digital Classified
Print Advertising
Digital Media Advertising
Digital Marketing Solutions

Digital Marketing Solutions

REACHLOCAL LOCALiQ WordStream

Monetizing Trusted Audiences of Scale

USA TODAY NETWORK LOCALiQ

Note: Bar charts exclude Newsquest

Nationwide Digital Marketing Solutions

2018A Revenue: $412MM

REACHLOCAL
PART OF THE USA TODAY NETWORK

WordStream

Managed Service "Do-it-for-Me"

Digital marketing solutions

223MM+	17,000+	~2
LOCAL LEADS TO BUSINESSES	ACTIVE CLIENTS	AVERAGE PRODUCTS PER CLIENT

Self Service "Do-it-Yourself"

SaaS digital marketing platform

#1	3,700	$60BN+
CUSTOMER SATISFACTION IN SEARCH ADVERTISING[1]	ACTIVE CLIENTS	AD SPEND MANAGED[2]

END-TO-END SUITE OF DIGITAL MARKETING SOLUTIONS FOR SMBS AT ANY STAGE

DIGITAL ADVERTISING

- Search
- Social Ads
- Display Ads
- Geotargeting
- Retargeting

WEB PRESENCE

- SEO
- Websites
- Live Chat
- Listings
- Reviews

DIGITAL MARKETING SOFTWARE

- Lead Management
- Marketing Automation
- Analytics

1. Source: G2 Crowd
2. As of February 2019

USA TODAY NETWORK Overview

Gannett's USA TODAY NETWORK delivers tremendous nationwide reach through strong, trusted national, local and passion brands that form the foundation of our local-to-national network strategy

USA TODAY NETWORK

~2,900
Journalists

LOCAL

11MM
Local Sunday Readership

45MM
Average Monthly Unique Visitors

#1 or #2
Local News Website in Most Markets

109
Local Markets



Local
Tennessean.
azcentral.
Des Moines Register
Detroit Free Press
National
USA TODAY
Passion
Reviewed.com
FTW!
MMAJUNKIE
Humankind
STORIES WORTH SHARING

USA TODAY

1.6MM
USA TODAY Average Daily Print Readership

81MM
Average Monthly Unique Visitors

25MM
Mobile App Downloads

LOCAL STORIES FEED NATIONAL NEWS

NATIONAL NEWS CONNECTS WITH LOCAL RELEVANCE

Source: comScore (December 2018), MRI, AAM, Scarborough. USA TODAY unique visitors include audience from distributed platforms (YouTube, AppleNews, MSN Video, Google AMP, FBIA) and exclude Sports Media Group owned and operated properties and affiliates

The USA TODAY NETWORK is Monetized in Two Ways

Driving Value through Advertising and Circulation

USA TODAY NETWORK

B2B: Advertising Revenue


Digital Media Advertising 16%
Digital Classified 4%
Digital Marketing Solutions 29%
Print Advertising 51%

- Display advertising across all platforms and devices, including print, desktop and mobile
- Off-platform monetization across partner channels
- Affiliate sports network

B2C: Circulation Revenue


Digital 25%
Print 75%

- Local market full access (print & digital) subscribers
- Local paid digital-only subscribers
- Local and USA TODAY single copy sales
- USA TODAY hotel distribution

Note: Pie charts exclude Newsquest and represent 2018 actuals

1 Leverage Nationwide Scale and Local Presence to Expand and Deepen Our Relationships with Consumers and Businesses

	STRATEGIC INITIATIVES	WHERE WE ARE	WHERE WE ARE GOING	MARKET OPPORTUNITY
B2B Strategy	**Deepen DMS penetration of existing local clients**	9% of Gannett local clients buy DMS products	20-25%	**~9MM** SMBs in US, 75% advertise digitally[2] **$60BN** local digital advertising market[3]
	Leverage data & technology	Launched LOCALiQ[1] sales solution brand and LOCALiQ Grader Tool	2X increase in LOCALiQ Grader Tool usage to drive higher close rate and average revenue per client	
	Focus on client segments (versus one-size-fits-all)	Restructured sales team to better serve clients	Double-digit digital advertising and marketing services revenue growth	
B2C Strategy	**Drive further engagement and growth of USA TODAY NETWORK**	Engagement: ~3 views/visit Loyalty: ~40% of visitors return at least twice per week	Engagement: Increase views/visits by 50% on mobile Loyalty: 2/3 of visitors return at least twice per week	**260MM** total US monthly uniques[4] **19MM** households across our 109 local markets
	Super-serve most valuable full access subscribers	Focus on increasing subscription rates and acquiring subscribers	Increase retention and customer lifetime value	
	Grow paid digital-only subscribers	~500,000	>1,500,000	

1. LOCALiQ is Gannett's data-driven marketing solution designed to simplify the complexity of marketing for businesses and drive improved return on investment; launched in September 2018
2. Source: IAB / Borrell
3. Source: BIA Advisory Services
4. Source: comScore

2 Accelerate Growth of Our Digital Revenue Through Innovative Consumer Experiences and New Marketing Experiences for Businesses

	WHERE WE ARE	WHERE WE ARE GOING	GOAL
B2B Strategy LOCALiQ PART OF THE USA TODAY NETWORK USA TODAY NETWORK	**One stop shop for digital marketing, helping businesses get more customers** • Search, display, social • SEO, website management • Listing and reputation management • Best-in-class success metrics reporting **Custom and high-impact advertising across Gannett's owned and operated network** • Branded content • Gravity ad unit	**Digital advertising and marketing solutions offerings that leverage artificial intelligence and predictive tools** **LOCALiQ packages to migrate print clients to appropriate digital solutions**	**Increase sales productivity** **Improve client retention** **Create stickier relationship with more products per client**
B2C Strategy Human kind	**Compelling and engaging content experiences for local and national audiences** • Award-winning mobile web experiences • Several growing video franchises (e.g., Kind Series) • Virtual reality / augmented reality experiences (e.g., The Wall, 3-2-1 Launch) **Subscription-based offerings** • Core news subscriptions in local markets • USA TODAY ad-free app	**Content experiences** • More engaging consumption formats • Additional video franchises • Over-the-top (OTT) **More subscription offerings** • Content offerings outside of news (e.g., crossword puzzles, sports) • Hybrid / freemium offers • Packaged subscriptions across our diverse portfolio	**Increase paid digital-only subscriptions** **Expand and diversify digital audience** **Drive engagement** **Create and foster loyal relationships**

3 Maximize the Value of Our Legacy Print Business and Rationalize Our Cost Base

Track Record of Reducing Operating Expenses


$3,709 MM
$820MM+
In Opex
Reductions
$2,888 MM
PF 2015[1]
2018

Continued Opportunity to Maximize Profits

Distribution and Production

- Facility consolidation (closed13 print facilities since the separation)
- Outsource certain printing and distribution to third parties
- Maximize press capacity with commercial work
- Optimize newspaper delivery routes

Regionalization / Centralization

- Salesforce reorganization, including migrating certain accounts to more efficient call centers and optimizing post-sales
- Develop more regional / state editorial structures, as we have done in Tennessee, Wisconsin, New Jersey and Florida
- Optimize financial and accounting functions (e.g., advertising and circulation accounting, integrate acquisitions)
- Leverage scale to drive savings in technology services (e.g., cloud services, hosting, software services)

Standardization / Optimization

- Standardize print products to drive efficiencies in centralized design studios
- Created digital optimization teams to manage small sites
- Rationalize subscriber acquisition costs (both print and digital)

Outsourcing

- Leverage ReachLocal's India operations for routine digital ad design
- Subscriber call centers
- Certain technology functions

Opportunity remains to maximize profits to enable reinvestment in our digital business and maintain EBITDA margins of 10-12% while our business transforms

1. Pro forma for acquisition of JMG, NJMG and ReachLocal. Source: Pro forma financials filed with 8-K on 10/21/16

4 Pursue Accretive Growth Through Disciplined, Selective Acquisitions that Provide Synergies

	Digital Marketing Software and Services	Local Market Expansion	Consumer Engagement
Objective	To provide national and local marketers with best-in-class solutions that generate a superior ROI for their digital marketing investments	To grow the size of the USA TODAY NETWORK audience and expand our editorial coverage where news is happening in America	To provide consumers with engaging digital content, live experiences and exclusive benefits as members of the USA TODAY NETWORK
Acquisitions since 2015	REACHLOCAL August 2016, $163MM sweet IQ April 2017, $32MM WordStream June 2018, $133MM[1]	journalmediagroup April 2016, $261MM[2] northjersey.com July 2016, $39MM	Golfweek October 2016, undisclosed THANKSGIVING.COM October 2017, undisclosed
Future	**Product tuck-ins to enhance the B2B offering**	**Fill in geographic gaps and offer strong synergy opportunities**	**Accelerate paid digital-only customer acquisition or enhance content**

1. Excludes up to $20MM of additional consideration payable in 2019 and 2020 based upon the achievement of certain revenue targets
2. JMG acquisition added print and digital publishing operations serving 15 U.S. markets in nine states, including the Milwaukee Journal Sentinel, the Knoxville News Sentinel and the Commercial Appeal in Memphis

Financial Results Reflect Progress in Executing Strategy

GANNETT

Financial Highlights

1. Digital marketing solutions business providing a growth engine and strong earnings
2. Stable margins and positive cash flow generation
3. Strong balance sheet
4. Clear, consistent and disciplined approach to capital allocation
5. Delivered total shareholder returns in excess of most peers

1 Digital Marketing Solutions Business Providing a Growth Engine and Strong Earnings ($ in MM)

- **Focus on local small and medium-sized businesses maximizes existing client relationships and trusted brands**
- **Growth engine for Gannett with further potential as meaningful contributor to overall profitability**
- **Return on digital marketing solutions acquisitions is ahead of internal targets**

REACHLOCAL OPERATIONAL REVENUE



$110
$359
$412

YoY Growth	2016A[1]	2017A	2018A
RL Segment		226%	15%
Gannett		3%	(7%)

REACHLOCAL ADJUSTED EBITDA[2]



($6)
$17
$48

% Margin	2016A[1]	2017A	2018A
RL Segment	(5%)	5%	12%
Gannett	12%	11%	11%

1. Represents partial year ownership of ReachLocal (acquired in August 2016)
2. Non-GAAP measure. See Appendix for reconciliation to amounts reported under GAAP

2 Stable Margins and Positive Cash Flow Generation

($ in MM)

REVENUE AND DIGITAL CONTRIBUTION



$3,047
$3,146
$2,917
26%
32%
36%
2016A
2017A
2018A
Revenue
Digital Revenue as a % of Total Revenue

TOTAL DIGITAL ADVERTISING & MARKETING SERVICES REVENUES AND CONTRIBUTION



$505
$744
$781
29%
41%
47%
2016A
2017A
2018A
Digital Advertising & Marketing Services Revenue
% of Total Advertising & Marketing Services Revenue

FREE CASH FLOW[1]



$108
$164
$94
2016A
2017A[2]
2018A

ADJUSTED EBITDA MARGIN AND ADJUSTED EBITDA[3]



12%
11%
11%
$360
$360
$322
2016A
2017A
2018A
Adjusted EBITDA Margin
Adjusted EBITDA

1. Non-GAAP measure defined as cash flow from operating activities less capital expenditures. See Appendix for reconciliation to amounts reported under GAAP
2. 2017 free cash flow includes $24MM of tax refunds
3. Non-GAAP measure. See Appendix for reconciliation to amounts reported under GAAP

3 Strong Balance Sheet

Net debt of $211MM[1]

- Cash on hand of $94MM
- Revolving credit facility maturing in 2020
- Convertible note maturing in 2024

Financial flexibility to:

- Continue executing our digital transformation
- Maintain a balanced approach to capital allocation

NET DEBT / 2018 ADJUSTED EBITDA[2]


6.3x
3.6x
2.5x
0.8x
0.1x
n.m.
n.m.
Median: 2.5x
McCLATCHY
LEE
NEW MEDIA INVESTMENT GROUP
GANNETT
News Corp
The New York Times
TRIBUNE PUBLISHING

Source: Company filings

1. As of 12/31/18. Debt figure in net debt calculation is based on carrying value of long-term debt, excluding current maturities
2. Adjusted EBITDA includes stock-based compensation. Non-GAAP measure. See Appendix for reconciliation to amounts reported under GAAP

4 Clear, Consistent and Disciplined Approach to Capital Allocation

Returned $324MM to shareholders since July 2015

CAPITAL ALLOCATION FRAMEWORK

Focused on balancing returning capital to shareholders and investing in Gannett's future

Dividends

Consistently paid $0.16 per share quarterly dividend since July 2015

Share Repurchases

$100MM share repurchase program authorized

Opportunistic approach where there is a clear value creation potential for Gannett shareholders

Investments

Disciplined approach, clear internal hurdle requirements

Organic and M&A with focus on accretion and ROI

Excess Cash

Best distribution mechanism judged at the relevant time

Maximize Total Shareholder Return Over Time

4 Clear, Consistent and Disciplined Approach to Capital Allocation

Gannett has prioritized returning capital to shareholders, investing in the business and maintaining a balanced and opportunistic approach to strategic M&A to position Gannett for a digital future

GANNETT CAPITAL ALLOCATION[1]



Local Media M&A 32%
Dividends 29%
Share Repurchases 5%
Digital M&A 34%

SHARE REPURCHASES + DIVIDENDS[1]

As a % of Enterprise Value[2]



24%
24%
16%
8%
5%
2%
0%
GANNETT
NEWMEDIA INVESTMENT GROUP
TRIBUNE PUBLISHING
News Corp
The New York Times
McCLATCHY
LEE

Source: Company filings, Factset. Note: Includes the last two calendar quarters of 2015, the calendar years 2016, 2017, 2018 and the first calendar quarter of 2019

1. Since July 2015
2. Enterprise value reflects 1/11/19 share prices, the last trading day before MNG's announcement, as well as financial data for the period ended 12/31/18

GANNETT

5 Delivered Total Shareholder Returns in Excess of Most Peers

Since 2015, Gannett has delivered a higher and more stable total shareholder return than the majority of peers in the face of industry challenges

Gannett has returned $324MM to shareholders via dividends and share repurchases[1]

TOTAL SHAREHOLDER RETURN

June 29, 2015 to January 11, 2019


86%
2%
(6%)
(10%)
(11%)
(27%)
(29%)
Median: (10%)
The New York Times
NEWMEDIA INVESTMENT GROUP
GANNETT1
TRIBUNE PUBLISHING
News Corp
LEE
MCCLATCHY

January 11, 2018 to January 11, 2019


26%
(3%)
(10%)
(15%)
(18%)
(27%)
(27%)
Median: (17%)
The New York Times
LEE
GANNETT1
NEWMEDIA INVESTMENT GROUP
MCCLATCHY
TRIBUNE PUBLISHING
News Corp

Source: FactSet. Note: Total shareholder return takes into account both dividends and share repurchases in addition to the share price performance

1. Given the volatility and trading volume in Gannett's stock immediately upon its separation (as is common in separation situations), Gannett's total shareholder return is presented using the initial price of $12.74, which reflects the volume weighted average price from the company's first 10 trading days post-separation, 06/29/15-07/13/15

Strong Leadership in Place To Oversee Value Creation

GANNETT

Your Board and Leadership Possess the Experience, Skills and Vision to Drive Long-Term Value Creation

1 Fully Independent and Diverse Board Nominees	• Board has deep and broad expertise in finance, operations, marketing, M&A, and HR and in the media, publishing and digital sectors • All independent • Above-market gender diversity
2 Best-in-Class Corporate Governance	• Ensures the interests of Gannett and its shareholders are aligned • Effective oversight of environmental and social issues
3 Deep Bench of Experienced Leaders Executing Our Business Transformation	• Experienced leadership team with broad institutional knowledge as well as outside perspectives • Deep expertise both in print and digital media to execute on our digital transformation
4 Executive Compensation Aligned with Execution of the Company's Strategy and Shareholder Value Creation	• Incentive-based compensation aligns executive pay directly to company performance with significant portion at risk • Incentives include specific digital goals to ensure alignment with our transformation plan • Aligned with shareholders' interests

Note: Directors Robert Dickey and Tony Prophet will not stand for reelection

1 Highly Skilled and Diverse Board of Directors

GOVERNANCE HIGHLIGHTS[1]

- All director nominees are independent
- Independent board chair
- Annual director elections
- Average independent director age of 60 vs. 63 for S&P 500[2]
- 38% of board members are female vs. 24% for S&P 500[2]
- All directors are shareholders
- No over-boarded directors

SKILLS & EXPERIENCE


Public CEO Experience
25%
Governance
38%
Operations
63%
Finance & Accounting
63%
Media & Journalism
50%
Financial Markets
75%
Marketing
25%
Digital Expertise
38%
M&A
63%

1. Metrics based on management's 2019 director nominees
2. Source: 2018 United States Spencer Stuart Board Index

1 Accomplished and Independent Board of Directors



John Jeffry Louis
Chairman, Gannett
Co-Founder, Former Chairman, Parson Capital

- Audit Committee
- Compensation Committee

Brings financial expertise and history of building businesses



Lila Ibrahim
Chief Operating Officer, DeepMind

- Compensation Committee
- Transformation Committee (Chair)

Brings technology and business development experience



John E. Cody
Former EVP/COO, Broadcast Music

- Audit Committee (Chair)
- Compensation Committee

Brings management, leadership and human resources expertise



Lawrence S. Kramer
Former President and Publisher, USA TODAY

- Nominating & Public Responsibility Committee
- Transformation Committee

Brings news industry experience



Stephen W. Coll
Dean of the Graduate School of Journalism
for Columbia University

- Nominating & Public Responsibility Committee
- Transformation Committee

Brings experience in journalism, particularly financial journalism



Debra A. Sandler
President & Founder, LaGrenade Group

- Audit Committee
- Nominating & Public Responsibility Committee (Chair)

Brings marketing and operating experience



Donald Felsinger
Former Executive Chairman, Sempra Energy

- Audit Committee
- Compensation Committee (Chair)

Brings leadership, CEO, and Chair experience



Chloe Sladden
Co-Founder and co-CEO of Honeycomb Labs, and co-Founder of #Angels
Former Vice President, Media, Twitter

- Nominating & Public Responsibility Committee
- Transformation Committee

Brings digital media and entertainment experience

Note: Directors Robert Dickey and Tony Prophet will not stand for reelection

2 Best-in-Class Corporate Governance

Key Elements of Governance Profile

Strong shareholder support on all voting items in 2018

- No dual class capital structure
- No supermajority provisions
- Right to call special meeting (20%)
- No poison pill
- Majority voting
- Good internal and external pay parity
- Strong alignment of pay and performance (incentives heavily weighted on financial results and shareholder return)
- Double trigger change in control provisions
- 5x CEO stock ownership guideline
- Anti-hedging and pledging policies

2 ESG Oversight is Core to Our Board's Responsibilities

Effective oversight of ESG matters is core to the board's risk oversight function and essential to Gannett's sustainability, providing value to shareholders and benefits to the communities we serve

ANNUAL BOARD REVIEW

- Corporate social responsibility programs
- Diversity initiatives and HR policies and practices
- Fairness obligations
- Executive compensation programs including components tied to ESG objectives
- SEC-filed environmental disclosures
- Annual stockholder engagement activity
- Whistleblower program and procedures for handling complaints
- Ethics Policy and related compliance activities

ENVIRONMENTAL AND SUSTAINABILITY PRACTICES

Gannett has adopted an environmental protection and sustainability policy that emphasizes:

- our obligation to comply with environmental law in our operations
- our commitment to minimize the use of energy and natural resources
- our dedication to reducing, reusing and recycling the materials we use

HUMAN RIGHTS CAMPAIGN AWARDS

Perfect score on Corporate Equality Index for 2018

Best Place to Work for LGBTQIA Equality

2 ESG Oversight is Core to Our Board's Responsibilities

We are committed to supporting a diverse, inclusive and equitable workplace and promoting positive change in the communities in which we operate

GANNETT FOUNDATION

WORKPLACE

We foster a workforce that mirrors the communities we serve by keeping inclusion, diversity and equity in the forefront of our recruitment efforts, compensation practices and employee engagement efforts, which include employee resource groups, engagement surveys and employee focus groups

COMMUNITIES

Since 1991, the Gannett Foundation has supported communities through grant making and volunteer initiatives of more than $200MM. The foundation has three areas of focus:

- ***Communities:*** financial support and an opportunity for national and local visibility, raising awareness for social impact organizations
- ***Industry***: grants to industry associations for professional development, inclusion and diversity efforts, innovation and awards showcasing excellence in the industry
- ***Employees***: encouraging our employees to engage with causes important to them by supporting a donation match program and by offering up to ten hours of paid leave per year for volunteer efforts

3 Deep Bench of Experienced Leaders Executing Our Business Transformation



Robert Dickey

President and Chief Executive Officer (Retiring)

Gannett (since 1989)



Barbara Wall

Senior Vice President, Interim Chief Operating Officer and Chief Legal Officer

Gannett (since 1985), Satterlee & Stephens



Alison Engel

Senior Vice President, Chief Financial Officer and Treasurer

A. H. Belo, Belo Corp.



Kevin Gentzel

President, USA TODAY NETWORK Marketing Solutions

Yahoo!, Forbes, Washington Post



Maribel Perez Wadsworth

President, USA TODAY NETWORK & Publisher of USA TODAY

Gannett (since 1996)



Elizabeth Allen

Vice President, General Counsel and Secretary

Gannett (since 2004), Nixon Peabody



Kris Barton

Chief Product Officer

ReachLocal, Nero, Microsoft, Omniture



Andy Yost

Chief Marketing Officer

Viacom, Dow Jones, American Express



David Harmon

Chief People Officer

Federal Reserve Board, AOL



Henry Faure Walker

Chief Executive Officer, Newsquest Media Group

Newsquest Media Group, Johnston Press plc, The Scotsman Publications



Alex Meza

Vice President of Corporate Development

Gannett (since 1995)

NOTABLE HIGHLIGHTS

- Highly qualified team
- Leading digital experience
- Complementary mix of institutional knowledge and outside perspectives
- Deep experience in transforming publishing businesses
- Diverse backgrounds deliver broad perspectives

4 Executive Compensation Aligned with Execution of the Company's Strategy and Shareholder Value Creation

Board engages with shareholders on compensation, including elements tied to strategic goals

Base Salaries	**Competitive to attract and retain key talent, taking into account:** • The nature and responsibility of position • Executive officer and company performance • Internal pay equity among positions • Comparative market data[1]
Annual Cash Incentives	• Tied to annual financial performance goals, measured by: - Adjusted EBITDA - Digital Revenue • Tied to key elements of strategic plan and contributions to company culture, including components of the corporate responsibility program
Long-Term Incentives	• 40% RSUs, key for retention in transitioning sector - Vest pro rata over 3 years (market standard) - RSU-based equity links executives' and shareholders' interests • 60% performance-based awards split between TSR metric and digital revenue growth - Awards pay out following a 3-year incentive period - 50% Performance Shares, 50% cash-settled Performance Units - Digital revenue growth achievement evaluated as percentage of specific targets - TSR-based equity links executives' and shareholders' interests

2018 AWARDED CEO COMPENSATION


17%
26%
57%

1. In October 2017, Meridian provided a report to the Executive Compensation Committee for use in making 2018 compensation decisions. Among other things, Meridian outlined current executive compensation trends and practices and compared each senior executive's compensation to the compensation of similar officers at market, industry and revenue-size peer companies. The comparative market data is updated annually

Timeline of CEO Search Process

Our search process is proceeding as planned and has identified a number of highly qualified candidates

December 2018

Gannett announced that President and CEO Robert J. Dickey would retire on May 7, 2019

Board engaged an outside search firm, Egon Zender, to assist in evaluating internal and external candidates

Board has been in a deliberate process to identify candidates who will bring the required skills, experience and integrity to lead Gannett

March 2019

MNG filed its contested proxy statement, attempting to gain control of Gannett

Gannett appointed Barbara Wall as interim COO in connection with planning for succession

Barbara brings 30+ years' experience with Gannett across various roles and has developed the deep knowledge of our business required to lead our transformation through the conclusion of our CEO search

May 2019

Mr. Dickey will continue to lead the company as President and CEO until May 7, 2019

Through October 7, 2019

Mr. Dickey will serve as outside consultant and will advise the successor President and CEO on transition matters and other services requested by the successor President and CEO or the board

Despite the MNG proxy contest, the search process continues to progress towards a successful conclusion. Under the current circumstances, the search committee does not anticipate completing its process prior to the annual meeting

Alden’s & MNG’s Self-Serving Attempt to Control Gannett

GANNETT

Timeline of MNG's Actions and Gannett's Responses

MNG'S ACTIONS

Pre-January 14
Despite being well known to one another, MNG makes no private proposal to acquire Gannett

January 14
MNG submits and publicly announces its unsolicited proposal to acquire Gannett, disclosing a 7.5% stake in the company

February 5
MNG accepts Gannett's invitation to meet

February 7
MNG submits notice of its intent to nominate 6 MNG and/or Alden-affiliated director candidates for election to Gannett's board

March 20
MNG publicly announces that a distressed debt fund of Oaktree believes financing could be attainable for MNG's unsolicited proposal

CURRENT
MNG has yet to secure committed financing or provide substantive answers to other questions initially raised by Gannett on January 16, 2019

JANUARY | **FEBRUARY** | **MARCH**

GANNETT'S ACTIONS

January 13
Gannett first learns of MNG's unsolicited proposal through *Wall Street Journal* article

January 16
Gannett board sends letter to MNG, asking for meeting to address critical questions related to the credibility of MNG's unsolicited proposal

In the following days, MNG declines 2 meeting dates offered by Gannett and also refuses to provide a written response to questions

February 4
Gannett announces rejection of MNG's unsolicited proposal

February 7
Gannett meets with MNG to provide MNG another opportunity to answer questions regarding its unsolicited proposal

At the meeting, MNG fails to provide substantive answers or actionable evidence of a credible proposal

March 20
Gannett issues a press release to clarify that Oaktree's letter does not represent committed financing, or even Oaktree's willingness to participate in arranging financing

Gannett reiterates that it would engage with any party that makes a bona fide, credible proposal that appropriately values the company and is capable of being closed

MNG's Misguided Two-Pronged Approach to Gannett

A MNG's Unsolicited Proposal to Acquire Gannett is **Not Credible**

- MNG has **not secured committed financing**
- The proposal **undervalues Gannett's long-term value potential**
- MNG has **repeatedly glossed over critical questions regarding its proposal**

B The Election of MNG's Nominees **Would Jeopardize the Value of Your Investment**

- All 6 of **MNG's nominees are highly conflicted** and have close ties to MNG and Alden
- **3 nominees are directors or officers of MNG**, a direct competitor of Gannett
- **4 nominees serve on the board of another Alden portfolio company,** with a **proven track record of destroying value**
- **1 nominee exceeds** the board's mandatory **retirement age**
- Alden has a **track record of diverting cash and destroying value**

Electing MNG's nominees transfers control of Gannett to Alden with no change of control premium

A MNG's Approach Lacks Credibility

Elements of a Credible M&A Approach	MNG Approach
Reach out to management or board for a strategic dialogue meeting	Never sought to engage privately with Gannett on an acquisition proposal, despite MNG and Gannett management being well known to one another
Send a letter to the board with a proposal	Informed the board of its proposal by leaking it to the press and then later sent a letter to the board proposing its transaction – giving the board no opportunity to engage or respond
Provide clear financing sources for the proposed acquisition and certainty of closing	Indicated no new equity financing, only **debt** financing. No evidence of committed financing provided and no plan to overcome substantive antitrust and pension issues its proposal presents

A Board Unanimously Determined that MNG's Proposal Undervalues Gannett and is Not in the Best Interest of Shareholders

Reasons for Rejection

- Proposal price undervalues Gannett, its key assets and its prospects
- MNG presented no ability to finance transaction
- No pathway proposed for antitrust concerns
- Failure to address pension-related risks
- Apparent preference that someone else buy Gannett

Rationale for Not Entering into a Non-Disclosure Agreement (NDA) with MNG

- MNG has attempted to mislead shareholders regarding Gannett's decision not to enter into an NDA with MNG
- No company would share confidential information with a competitor in the absence of at least some reliable evidence of its capacity to finance its proposed transaction
- An NDA – in which Gannett would have to promise not to disclose the information obtained from MNG – would prevent Gannett from informing shareholders about the answers to the board's fundamental questions regarding whether MNG could finance and close its proposed transaction
- It is not the responsibility of Gannett's shareholders to bear the risks of disseminating Gannett's commercially sensitive, confidential information so a competitor can explore a financing plan
- Gannett's financial information is publicly available, and committed financing is often obtained based upon such information

A MNG Has Failed to Secure Committed Financing

LEVERAGE VS. PEERS IN EXCESS OF FINANCING THRESHOLDS

Gannett & Peers Gross Leverage



4.5 x
4.0 x
MNG
PF for GCI
3.9 x
3.8 x
LEE
3.0 x
2.8 x
NEWMEDIA
INVESTMENT GROUP
2.9 x
1.0 x
The New York Times
1.7 x
1.0 x
GANNETT
1.5 x
1.4 x
News Corp
0.2 x
0.1 x
TRIBUNE
PUBLISHING
11.0 x
6.5 x
McCLATCHY
McClatchy is not comparable given distressed capital structure (~5% equity capitalization)
Gross Debt / LTM EBITDA
Gross Debt (Incl. Pensions) / LTM EBITDA[1]

PARAMETERS OF MNG'S UNSOLICITED PROPOSAL:

- **Offer Value: $12 per share**
- **Total Enterprise Value: $1.9BN**
- **Financing: 100% debt financing with no additional equity**
- **Consideration: All cash**
- **Financing Partner: None committed to providing financing**

MNG claims that Gannett's current leverage of 0.8x 2018 EBITDA poses "capital structure risk"… but how then can it justify pro forma leverage of at least 4.0x 2018 EBITDA?

Source: Market data, latest publicly available financial statements, Wall Street Research and IBES estimates as of 03/11/19
Note: Assumes MNG financeable 2018 EBITDA contribution of $100MM
1. Based on post-tax unfunded pension liabilities

A Oaktree Letter is Highly Conditional

MNG does not have committed financing

The letter that MNG procured from a distressed debt fund, Oaktree Strategic Credit, more than two months after MNG submitted its unsolicited proposal, is highly conditional and does not represent a contractual commitment or even a best efforts obligation on behalf of Oaktree to provide or arrange financing for MNG's transaction

"…Oaktree is highly confident that a debt financing package ***can be arranged***… Our view regarding the potential financing ***is subject to*** … (i) satisfactory completion of business, financial and legal due diligence … This ***letter does not constitute*** or give rise to (i) ***any legal obligation*** on the part of the Lender… ***to arrange, underwrite or provide***…***any financing for the acquisition***"

Letter from Oaktree Capital Management to MNG, March 20, 2019

Oaktree has not committed to participating in the financing itself

Oaktree Strategic Credit did not indicate that it was confident in its own ability to arrange committed financing or otherwise suggest it would even play a role in the financing, as would be customary in a letter of this kind

Oaktree's fund is too small to finance MNG's proposal by itself

Oaktree's Strategic Credit fund has $5.3BN of assets under management; financing >$1.7BN all debt proposal would require ~32% of the fund's entire assets, which would result in unfeasible concentration in a single investment

Why did MNG turn to a distressed debt investor?

The fact that after more than two months, MNG could find no better alternative than a distressed debt investor's non-committal letter validates Gannett's concerns

This letter is further evidence that MNG's proposal is not considered actionable by traditional lenders

"Oaktree added the Strategic Credit strategy … to capture attractive investment opportunities that appear to offer too little return for distressed debt investors, but may pose too much uncertainty for high yield bond creditors"[1]

1. Source: www.oaktreecapital.com

A Equity Research Supports Gannett's Rejection of MNG's Unsolicited Proposal

*"**Alden has a controversial reputation in the newspaper business** and is known for aggressively slashing staff … **GCI is on the right path** with its digital growth push and legacy cost cuts"*

— Huber Research Partners
January 14, 2019

*"We believe that the **offer is opportunistic given that Gannett is going through leadership changes …** that the company is efficiently run … [and] that the **company's intrinsic value is higher than the $12 per share offer**"*

— Noble Capital Markets
January 14, 2019

*"We also **agree with Gannett's decision to reject** the unsolicited $12/share tender offer from Digital First Media … based on … **Digital First's inability to demonstrate its ability to finance a potential buyout of Gannett … Digital First's track record of decimating the operations of the papers it acquires** and … Digital First's parent **Alden Capital presided over the bankruptcy of Payless Shoe Stores**"*

— Saibus Research
February 25, 2019

MNG's Nominees Are Highly Conflicted and Lack Experience

B

MNG's nominees have irreconcilable conflicts of interest and would reduce the quality of Gannett's board in terms of diversity, skills and experience

Of MNG's nominees…

…3 are current board members of MNG (aka Digital First Media), a direct competitor to Gannett

…4 are current Fred's, Inc. board members and poor stewards of capital, evidenced by the 92% share price decline since Alden invested in December 2016

ALL NOMINEES LINK BACK TO MR. FREEMAN, PRESIDENT AND FOUNDING MEMBER OF ALDEN GLOBAL CAPITAL



R. JOSEPH FUCHS, 78
Exceeds Gannett's mandatory retirement age for directors
MNG Enterprises, Inc.
Executive Chairman
GUY GILMORE, 63
MNG Enterprises, Inc.
Chief Operating Officer
STEVEN B. ROSSI, 69
MNG Enterprises, Inc.
Former Chief Executive Officer
Fred's, Inc.
Director since 2017
HEATH B. FREEMAN, 38
Alden Global Capital
President, Founding Member
MNG Enterprises, Inc.
Vice Chairman
Fred's, Inc.
Chairman since 2017
TIMOTHY A. BARTON, 52
Fred's, Inc.
Director since 2017
DANA GOLDSMITH NEEDLEMAN, 46
Fred's, Inc.
Director since 2018

Source: Market data as of 04/18/19

GANNETT

B Alden's Track Record of Value Destruction: *Fred's*



$25
$20
$15
$10
$5
$0
Dec-2016
Mar-2017
Sep-2017
Mar-2018
Jun-2018
Nov-2018
Apr-2019
Dec 20, 2016 Fred's, Inc. announces agreement to buy 865 Rite Aid stores
Dec 22, 2016 Alden completes acquisition of 24.8% position in Fred's, Inc. for $158MM on back of speculative transaction
Apr 27, 2017 Steven Rossi and Timothy Barton appointed to board of Fred's, Inc.
Jun 29, 2017 Plan to buy Rite Aid stores is terminated
Sep 6, 2017 Heath Freeman installed as new chairman of Fred's, Inc.
Sep 9, 2017 Fred's, Inc. amends shareholder rights plan to protect ability to utilize net operating losses
Dec 6, 2017 Fred's, Inc. cancels dividend and updates share repurchase program to protect ability to use net operating losses
Alden Representatives
Apr 27, 2018 Fred's, Inc. CEO Michael Bloom resigns and former MNG Executive Joe Anto installed as interim CEO
May 3, 2018 Glancy Prongay & Murray announce investigation on behalf of Fred's, Inc. investors concerning possible violations of federal securities laws by Fred's, Inc. and its officers
May 08, 2018 Fred's, Inc. announces it will sell off specialty pharmacy division to CVS for $40MM
May 22, 2018 Dana Needleman appointed to the board
May 29, 2018 Fred's, Inc. removed from S&P SmallCap 600
Alden controls 35% of shares outstanding as of Q4 '18
fred's Pharmacy
$1.67
(92%)

~$360MM of shareholder value lost since Alden investment, despite operating in a steadily growing market[1]

Source: Market data, latest publicly available financial statements as of 04/18/19

1. Shareholder value lost estimated as beginning share count multiplied by change in share price over period. Undisturbed price of $11.15 used as beginning share price for calculation. Market growth source: Euromonitor. Statement based on 13-18 CAGR of 3%. CAGR represents growth in market size (measured by retail value RSP excl. sales tax) for drugstores/parapharmacies in the U.S.

GANNETT

B Alden's Track Record of Value Destruction: *Payless ShoeSource*

Payless SHOESOURCE

April 2017 – Files for Chapter 11 bankruptcy; struggling with retail shoppers' migration to eCommerce

Aug 2017 – Emerges from bankruptcy, eliminating a significant portion of its debt by giving lenders, including **Alden**, equity stakes. **The Company closes more than 600 stores during process**

Nov 2017 – **Lays off 170 employees at the company's headquarters, which followed the layoff of another 165 employees earlier in the year**

Dec 2017 – **Puts headquarters up for sale**

May 2018 – **Moves its headquarters from Topeka to Bryan Tower in Dallas, a property owned by Alden co-founder Randall Smith.** Amidst the new real estate expenditure, the company continues layoffs

Sep 2018 – **Fails to re-launch its eCommerce site and integrate its physical and online offerings, with an employee reporting that the company's digital plan "was put on hold for no concrete reason"**



Feb 2019 – **Files for Chapter 11 bankruptcy, with plans to close all of its 2,000+ remaining U.S. stores**

Liquidation

Filed for bankruptcy twice in 2 years

Failed to turnaround business due to dwindling staff numbers and management changes

Dropped the ball on the relaunch of the company's eCommerce site

Alden wasn't able to help Payless find a viable strategy

Source: Public filings, press

B Alden's Track Record of Value Destruction: *Diverting Cash from Investments*

RECENT LITIGATION BETWEEN MNG AND ITS LARGEST MINORITY SHAREHOLDER, SOLUS ASSET MANAGEMENT LP ("SOLUS"), DEMONSTRATES THAT MNG HAS SIPHONED VALUE TO ALDEN, WHILE CRIPPLING ITS NEWSPAPERS THROUGH VALUE-DESTRUCTIVE ACTIONS

— According to the lawsuit, **MNG has diverted hundreds of millions of dollars from its newspapers into Alden** ventures that have no connection to its media business[1]

— In its response, **MNG admitted to making a number of investments with diverted cash**, including investing $248.5MM of workers' pension funds in funds controlled by Alden and investing $158MM for a 24.8% stake in Fred's, Alden's largest single holding[2]

ALDEN IS NOW BEING INVESTIGATED BY THE U.S. DEPARTMENT OF LABOR FOR THE MANAGEMENT OF ITS PENSIONS[3]

MNG and Alden have a history of enriching Alden at other shareholders' expense.
DON'T GIVE MNG AND ALDEN THE OPPORTUNITY TO DO THIS AT GANNETT

1. Sola Ltd and Ultra Master Ltd v. MNG Enterprises, DE Court of Chancery Case No. 2018-0134-JRS, March 5, 2018
2. Sola Ltd and Ultra Master Ltd v. MNG Enterprises, DE Court of Chancery Case No. 2018-0134-JRS, March 19, 2018
3. Jonathan O'Connell. "The hedge fund trying to buy Gannett faces federal probe after investing newspaper workers' pensions in its own funds." *The Washington Post*. April 11, 2019

MNG's "$12" Proposal is NOT REAL

WE BELIEVE MNG COULD NOT COMPLETE THE TRANSACTION IT PROPOSED AND WILL NOT PURSUE THE TRANSACTION IF IT GAINS CONTROL OF GANNETT

- MNG has not tendered for your shares
- MNG has no guaranteed financing to tender for your shares – or to finance any transaction
- MNG's proxy fight would allow it to take control of the company without having to pay shareholders anything…*EVER*
- If MNG and Alden gained control through your vote, what incentive would they have to *ever* actually buy your shares when they can siphon cash from the business to themselves just as Alden has done at MNG?

MNG'S DISCLOSED OPERATING PLAN SHOWS IT WILL SEEK TO EXTRACT THE VALUE OF GANNETT'S ASSETS WITHOUT PAYING A PREMIUM TO SHAREHOLDERS

MNG's new, highly conflicted directors would purportedly run a "strategic review" process, the outcome of which is entirely uncertain, while operating Gannett in the same manner Alden runs MNG – purely for short-term cash. Their "priorities" include:[1]

- ***Abandoning investments***
  - Condemning Gannett to shrink with the underlying print market
- ***Slashing costs at the expense of growth***
  - Undermining the quality of journalistic content and ability to attract advertising and subscription revenue
- ***Selling real estate***
  - Given their record, do you trust that MNG and Alden won't pursue self-dealings rather than invest in the business or return cash to all shareholders?

We believe MNG'S approach is designed to siphon value to MNG/Alden and disregards the board's duty to oversee value creation for all shareholders

1. See Investor Presentation filed by MNG on 04/11/19

Key Points to Remember

- We have focused on **delivering long-term shareholder value**
- In the face of challenging industry dynamics, we have a **strategy for long-term growth and profitability**
- We have **strong leadership** in place to oversee value creation
- Our business **transformation strategy is succeeding**
- Our director nominees are **all independent** and **qualified**
- MNG's unsolicited proposal is **not real**
- Each one of MNG's nominees is **conflicted**
- A vote for MNG is a vote to give MNG and Alden control of your company with **no guaranteed compensation**

YOUR VOTE IS VERY IMPORTANT

A vote on the Blue proxy card is a vote for giving Alden control of Gannett with NO guaranteed premium

Your board strongly urges all Gannett shareholders to support our transformative plan to deliver value. Please vote "FOR ALL" of Gannett's independent director nominees on the WHITE proxy card

Appendices

GANNETT

Setting the Record Straight: Correcting MNG's False and Misleading Statements

MNG's Attack Themes	The Facts
Strategy	• We have a detailed strategic plan to position the company for the digital future and create significant shareholder value • Our digital acquisitions and organic growth are paying off • Our digital marketing solutions business is a growth engine and has demonstrated its potential as a meaningful contributor to profitability
CEO Compensation	• Executive compensation is aligned with the execution of the company's transformation strategy and shareholder value creation, with incentives that are heavily weighted on the delivery of financial results (with a significant portion at risk) and include specific digital goals
Financial Performance	• Our profitability is in line with our public peer group • Our strategy is delivering results, with stable margins and positive cash flow generation • 2016 was our first full year of operations as an independent company and should be the basis for any financial analysis
Capital Allocation	• We have the highest total capital return as a % of enterprise value of our peers • We have maintained a clear, consistent and balanced approach to capital allocation, focused on returning capital to shareholders and investing in Gannett's future – Since becoming an independent company in mid-2015, we have returned $324MM to shareholders via dividends and share repurchases

Setting the Record Straight: Compensation

Gannett maintains a transparent compensation program which rigorously links pay with performance and aligns management's and shareholders' interests

CEO COMPENSATION EVOLUTION ($000)



$ 6,373
$ 1,350
$ 1,300
$ 1,050
$ 1,850
$ 823
$ 6,856
$ 1,815
$ 1,110
$ 2,255
$ 752
$ 925
$ 8,713
$ 2,468
$ 1,238
$ 3,232
$ 807
$ 967
(40)%
(24)% excluding pensions
$ 5,257
$ 560
$ 1,320
$ 1,192
$ 1,235
$ 950
2015
2016
2017
2018
Base Salary
Bonus2
RSUs
Performance Shares
Non-Equity Incentive
All Other (Incl. Pensions)3
Performance-based compensation

A majority of target total compensation is performance-based (52% in 2018, 70% in 2017 and 65% in 2016)[1]

The increase in compensation from 2016 to 2017 was driven primarily by changes in pension value (not subject to Executive Compensation Committee approval) and a change in translation methodology for performance shares

In 2018, the annual incentive program paid out below target based on the company's financial results and the 2016-2018 performance shares did not pay out, demonstrating a strong linkage of pay outcomes and performance

1. Calculation excludes changes in pension values
2. In 2015, bonus included a one-time promotion bonus upon appointment as CEO ($150k) and a one-time transaction bonus upon completion of the separation from TEGNA ($500k)
3. Changes in pension values are driven primarily by external interest rate changes

GANNETT

Setting the Record Straight: Profitability in Line with Peers

GANNETT'S PROFITABILITY IS IN LINE WITH PUBLIC PEERS

Gannett and Peers EBITDA Margin (%)[1]



10 %
10 %
24 %
13 %
13 %
13 %
10 %
9 %
2019 GCI Guidance
2019 GCI IBES Estimate
LEE
The New York Times
McCLATCHY
News Corp
NEWMEDIA INVESTMENT GROUP
TRIBUNE PUBLISHING

Source: Market data, latest publicly available financial statements, Wall Street Research and IBES estimates as of 03/11/19

1. Based on median broker estimates of $2,758MM, $2,746MM, $2,770MM and $2,760MM for FY2019 revenue and $285MM, $292MM, $289MM and $289MM for EBITDA from Huber, JP Morgan, Noble and Stephens, respectively. FY2018A actuals used for Lee Enterprises, Incorporated, where research estimates are not available

Appendices

Our Board (1/4)



John Jeffry Louis
Age: 56 | Chairman of the Board | Independent

Committees:
- Audit Committee
- Executive Compensation Committee

Background
Mr. Louis was co-Founder of Parson Capital Corporation, a Chicago-based private equity and venture capital firm, and served as its Chairman from 1992 to 2007. He is currently a director of The Olayan Group and S.C. Johnson and Son, Inc. He served as a director of Gannett's former parent from 2006 until the separation and has served as Chairman of our board since June 29, 2015.

Qualifications
Mr. Louis has financial expertise, substantial experience in founding, building and selling companies and in investing in early stage companies from his years of experience in the venture capital industry as a leader of Parson Capital and as an entrepreneur who has founded a number of companies.



John E. Cody
Age: 72 | Independent

Committees:
- Audit Committee (Chair)
- Executive Compensation Committee

Background
Mr. Cody served as Executive Vice President and Chief Operating Officer of Broadcast Music, Inc. from November 2006 until his retirement in November 2010. Previously, he served as BMI's Senior Vice President and Chief Financial Officer from 1999 to 2006. Before joining BMI, he served as Vice President/Controller of the Hearst Book Group and Vice President/Finance and Chief Financial Officer for the U.S. headquarters of LM Ericsson. He currently serves as a board member of Creative and Dreams Music Network, LLC and Core Rights, LLC, and served as a director of the Tennessee Performing Arts Center until June 2016. He served as a director of the Company's former parent from 2011 until the separation and has served as a director of the Company since June 23, 2015.

Qualifications
Mr. Cody has financial expertise, significant management, leadership and operational experience in the areas of licensing, information technology, human resources, public policy, business development and implementing enterprise-wide projects, and broad business experience in the music broadcast, publishing and telecommunications industries from the various senior leadership positions he held with BMI, Hearst and Ericsson.

Our Board (2/4)



Stephen W. Coll
Age: 60 | Independent

Committees:
- Nominating and Public Responsibility Committee
- Transformation Committee

Background
Mr. Coll is the Dean of the Graduate School of Journalism for Columbia University in New York, a position he has held since 2013, a staff writer at The New Yorker, the author of eight non-fiction books, and a two-time winner of the Pulitzer Prize. Previously, Mr. Coll served as President of New America Foundation, a public policy institute and think tank in Washington, D.C., between 2007 and 2012. Between 1985 and 2005, Mr. Coll served in various positions with the Washington Post as a writer, foreign correspondent and senior editor. There, he covered Wall Street, served as the paper's South Asia correspondent, and was the Post's first international investigative correspondent, based in London. Over the years, he won the Gerald R. Loeb Award for his business coverage, the Livingston Award for his work from India and Pakistan, and the Robert F. Kennedy Award for his coverage of the civil war in Sierra Leone. He served as managing editor of the Post between 1998 and 2004. Our board elected Mr. Coll as a Company director on July 28, 2015.

Qualifications
Mr. Coll offers us significant experience and expertise in journalism as well as leadership skills. In addition, he brings substantial financial expertise to the board due to, among other things, his work as a financial journalist for over ten years.



Donald Felsinger
Age: 71 | Independent

Committees:
- Audit Committee
- Executive Compensation Committee (Chair)

Background
Mr. Felsinger retired in December 2012 from his position as Executive Chairman of Sempra Energy, an energy services company, a position which he had held from June 2011. Mr. Felsinger served as Chairman and CEO of Sempra Energy from February 2006 until June 2011, and had served as CEO and President of Sempra Energy Global Enterprises beginning August 1997. Before joining Sempra Energy, he served as Executive Vice President, President and COO of Enova Corporation, the parent company of San Diego Gas & Electric (SDG&E), and held other executive positions within SDG&E. He currently serves as lead director on the boards of Archer-Daniels-Midland (ADM) and Northrop Grumman Corp., and previously served as a director of Sempra Energy and SDG&E. Our board elected Mr. Felsinger as a Company director on September 28, 2015.

Qualifications
Mr. Felsinger brings extensive experience as a board member, Chair and CEO with Fortune 500 companies. His leadership roles at Sempra Energy and other energy companies have allowed him to provide our board with his expertise in mergers and acquisitions, environmental matters, corporate governance, strategic planning, engineering, finance, human resources, compliance, risk management, international business and public affairs.

GANNETT

Our Board (3/4)



Lila Ibrahim
Age: 49 | Independent

Committees:
- Executive Compensation Committee
- Transformation Committee (Chair)

Background
Ms. Ibrahim became Chief Operating Officer of DeepMind Technologies Limited, a company focused on artificial intelligence research, in April 2018. Before joining DeepMind, she served as Chief Operations Officer of Coursera Inc., an education company that partners with leading universities and organizations to offer free online courses, from May 2016 to November 2017. She served as Chief Business Officer of Coursera from April 2014 to May 2016 and as its President from August 2013 to April 2014. From July 2010 to March 2015, Ms. Ibrahim served as a Senior Operating Partner at Kleiner Perkins Caufield & Byers (KPCB), which had an ownership stake in Coursera, during which time she also served as Chief of Staff to John Doerr. Prior to joining KPCB, Ms. Ibrahim spent 18 years with Intel Corporation in a variety of roles, most recently as General Manager of the Education Platform Group from 2007 until 2010. She is a co-Founder and Chair of Team4Tech, a non-profit organization established in 2012 to improve education in developing countries through innovative technology solutions. She has served as a director of the Company since June 29, 2015.

Qualifications
Ms. Ibrahim has extensive expertise in technology development, business development, investing in companies, building new businesses, strategic planning and leading technology operations as a result of the various senior leadership positions she has held with Coursera, KPCB and Intel.



Lawrence S. Kramer
Age: 68 | Independent

Committees:
- Nominating and Public Responsibility Committee
- Transformation Committee

Background
Mr. Kramer served as interim Chief Executive Officer and President of TheStreet, Inc. (NASDAQ: TST), a financial information services company, from February 2016 to June 2016, at which time he resumed his role as its non-executive Chairman of the Board. Mr. Kramer has served as a director of TheStreet since October 2015 and as Chairman since December 2015. In March 2016, Mr. Kramer joined the board of directors of MDC Partners Inc. (NASDAQ: MDCA), a marketing and communications consulting firm. Mr. Kramer served with the Company's former parent as President and Publisher of USA TODAY from May 2012 until he resigned in connection with the separation. Prior to joining the Company's former parent, he was a media consultant and adjunct professor. Mr. Kramer served as a director of Discovery Communications Inc. from 2008 until 2012. From March 2005 until March 2008, he served in a number of positions at CBS, MarketWatch and Data Sport, Inc. Prior to founding Data Sport, he spent more than 20 years in journalism as a reporter and editor, including as Assistant Managing Editor and Metro Editor of the Washington Post and Editor of the San Francisco Examiner. While a journalist, he won several awards for reporting, including the National Press Club Award, and his staff won two Pulitzer Prizes. Mr. Kramer also serves on the board of directors of Harvard Business Publishing and the board of trustees of Syracuse University. He was a founding board member and former Chairman of The Online Publishers Association (now known as Digital Content Next). He has served as a director of the Company since June 29, 2015.

Qualifications
Mr. Kramer's extensive experience in multiple roles in the news industry gives him a deep understanding of – and unique insights into – the business of news.

Our Board (4/4)



Debra Sandler
Age: 59 | Independent

Committees:
- Audit Committee
- Nominating and Public Responsibility Committee (Chair)

Background
Ms. Sandler founded and serves as President and Chief Executive Officer of La Grenade Group, LLC, a privately held consulting firm advising a wide range of clients on marketing innovation and overall business development. She is also the founder of Mavis Foods, LLC, an entrepreneurial startup of Caribbean sauces and marinades. Previously, Ms. Sandler served as Chief Health and Wellbeing Officer of Mars, Inc. from July 2014 through June 2015. Prior to assuming that role, Ms. Sandler served as President, Chocolate, North America from April 2012 to July 2014, and Chief Consumer Officer, Mars Chocolate, North America from November 2009 to March 2012. Prior to joining Mars, Ms. Sandler spent ten years with Johnson & Johnson in a variety of leadership roles and, before that, 13 years with PepsiCo. She is a director of ADM, a Trustee of Hofstra University and a member of the Executive Leadership Council. Ms. Sandler also is a regular speaker on topics such as diversity and inclusion, multicultural business development and health and wellbeing in the consumer packaged goods industry. She has served as a director of the Company since June 29, 2015.

Qualifications
Ms. Sandler has strong marketing and operating experience and a proven record of creating, building, enhancing and leading well-known consumer brands as a result of the leadership positions she has held with Mars, Johnson & Johnson and PepsiCo.



Chloe R. Sladden
Age: 44 | Independent

Committees:
- Nominating and Public Responsibility Committee
- Transformation Committee

Background
Ms. Sladden is co-Founder and co-CEO of Honeycomb Labs, a consumer technology company serving parents and families. She also advises and invests in early stage companies at #Angels, an investment group made up of current and former Twitter executives, which she co-founded in 2015. Prior to founding #Angels, Ms. Sladden served as Vice President, Media at Twitter, Inc. from February 2012 to August 2014, and as Director, Media of Twitter from April 2009 to February 2012. Before joining Twitter, Ms. Sladden held leadership positions at Current TV LLC, which previously operated a cable television channel and website. Before joining Current TV, Ms. Sladden advised traditional media companies as a member of Booz Allen’s media practice. She has served as a director of the Company since June 29, 2015.

Qualifications
Ms. Sladden has significant experience in digital media, building strategic media and entertainment partnerships, designing and producing interactive media, content strategy, advising and investing in early stage companies and driving innovation as a result of the leadership positions she held with #Angels, Twitter and Current TV.

Appendices

GANNETT

Largest Local Media Organization in the United States

KEY HIGHLIGHTS

#1** or **#2
local news website in most markets

32%
millennial audience across top markets

1,500+
FTE Sales Organization

~2,900
Journalists[1]



Des Moines Register
Des Moines (88)
Wisconsin
Democrat & Chronicle
Rochester (51)
Milwaukee (39)
Detroit (14)
Westchester
RI
CT
NJ
DE
MD
Cincinnati (29)
Cincinnati.com
The Enquirer
Indianapolis (34)
IndyStar.
Louisville (45)
Knoxville (64)
knox news.
Nashville (36)
Tennessean.
Fort Myers (77)
Naples (144)
Phoenix (11)
azcentral.
Guam
WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MI
AL
GA
FL
SC
NC
VA
WV
PA
NY
VT
NH
MA
ME

36 *Print Sites*

2 *Content Design Studios*

2 *Advertising Creative Services*

4 *Circulation Call Centers*

2 *Digital Optimization Teams*

- Large Markets / Clusters
- Small Markets
- Large Community
- Bureaus and Correspondents

Note: Numbers in parentheses represent MSA rankings based on 2017 US Census estimates
1. Includes total USA TODAY NETWORK journalists

GANNETT

Leading Community Newspaper Publisher in the U.K.

22 Daily and 150 Weekly Papers

KEY HIGHLIGHTS

200+
local news brands and magazines

25MM
digital users per month

8MM
print readers per week

900+
FTE Sales Organization

~800
journalists

$300MM
2018A revenue


UK News Publications
NEWSQUEST Media Group
Glasgow
Evening Times
The Herald
Cumbria
Merseyside
Lancashire
Bolton News
Greater Manchester
Cheshire
West Midlands
Herefordshire
Carmarthenshire
Pembrokeshire
Gloucestershire
Wiltshire
Somerset
Cornwall
Durham
North Yorkshire
West Yorkshire
Telegraph & Argus
Oxfordshire
Bucks
Essex
Herts
London
Surrey
Hampshire
Dorset
East Sussex
Dorset ECHO
HAMPSHIRE CHRONICLE

Highly Engaged Specialist Media Brands

Insurance Times · GR Global [Re]Insurance · Strategic RISK · Boxing News · Pensions Insight

Digital Consumer Marketplaces

Exchange and Mart · s1jobs.com

Digital Marketing Expertise

REACHEDGE

Appendices

Non-GAAP Financial Measures

Consolidated

($ in MM)	Fiscal Year		
	2018	2017	2016
Net income (GAAP basis)	$15	$7	$53
Provision for income taxes	15	34	14
Interest expense	25	17	13
Other non-operating items, net	(26)	10	10
Operating income (loss) (GAAP basis)	$29	$68	$89
Depreciation and amortization	158	192	133
Restructuring costs	68	44	46
Asset impairment charges	50	47	56
Acquisition-related items	8	5	33
Other items	9	4	3
Adjusted EBITDA (non-GAAP basis)	$322	$360	$360

ReachLocal Segment

($ in MM)	Fiscal Year		
	2018	2017	2016
Operating income (loss) (GAAP basis)	($1)	($19)	($19)
Depreciation and amortization	42	34	12
Restructuring costs	5	1	1
Asset impairment charges	0	0	0
Acquisition-related items	0	0	0
Other items	1	1	0
Adjusted EBITDA (non-GAAP basis)	$48	$17	($6)

Non-GAAP Financial Measures

Consolidated

($ in MM)	Fiscal Year		
	2018	2017	2016
Net income (GAAP basis)	$15	$7	$53
Adjustment to reconcile net income to operating cash flows			
Depreciation and amortization	158	192	133
Facility consolidation costs	17	7	2
Asset impairment charges	50	47	56
Stock-based compensation — Equity awards	19	20	21
Provision for deferred income taxes	26	32	16
Pensions and other postretirement expense, net of contributions	(89)	(39)	(85)
Decrease in accounts receivable	16	13	28
Decrease (increase) in other receivables	8	(6)	7
Decrease (increase) in inventories	(14)	11	(8)
Decrease in accounts payable	(14)	(22)	(22)
Increase (decrease) in interest and taxes payable	(8)	14	3
Decrease in accrued expenses	(1)	(38)	(26)
Increase (decrease) in deferred revenue	(6)	(13)	3
Other, net	(19)	12	(13)
Net cash provided by operating activities	$158	$236	$168
Less: Purchase of property, plan and equipment	(63)	(72)	(60)
Free Cash Flow	$94	$164	$108